Exhibit 21.1

SUBSIDIARIES OF ADVENT SOFTWARE, INC.

Name	State or Country of Incorporation

Advent Denmark AS	Denmark
Avent Norway AS	Norway
Advent Sweden AB	Sweden
Advent Netherlands BV	Netherlands
Advent Europe Limited	England and Wales
Advent Switzerland SA	Switzerland
Hub Data, Inc.	Massachusetts
MicroEdge, Inc.	New York
Second Street Securities, Inc.	Delaware